

Mail Stop 3030

July 6, 2009

Stephen W. Bershad
Chairman and Chief Executive Officer
Axsys Technologies, Inc.
175 Capital Boulevard, Suite 103
Rocky Hill, CT 06067

> **Re: Axsys Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14A**
> **Filed June 9, 2009**
> **File No. 000-16182**

Dear Mr. Bershad:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise the proxy statement, as appropriate, to more clearly and consistently discuss the relationship between General Dynamics and General Dynamics Advanced Information Systems ("GD AIS"). For instance, we note that your disclosure regarding the purpose of the merger on page 2 refers to General Dynamics rather than GD AIS. We also note that your discussion of Background of the Merger on pages 17-20 focuses on General Dynamics. Your revisions should clarify the roles of the different entities in this transaction. You may also

wish to consider providing a graphic illustration of the transaction and the inter-relationship of the parties.

Summary, page 1

2.   Please revise to disclose that the financing for the proposed transaction is assured.

Information about the Merger Parties, page 1

3.   Please provide a financial snapshot of each party to the merger agreement. For example, consider including total assets, net income and shareholders' equity for each company as of a recent date.

Board Recommendation, page 4

4.   Please revise to briefly discuss the company's reasons for engaging in the merger and why it believes the transaction is in its best interests.

Opinion of Jefferies & Company, Inc., page 5

5.   Please revise this section to disclose the fees payable to Jefferies & Company, Inc. in exchange for its fairness opinion.

Conditions to the Merger, page 5

6.   Please disclose the most significant conditions to the merger, including the provision that General Dynamics' obligation to effect the merger is subject to satisfaction or written waiver of the condition that no more than 12% of your outstanding shares demand appraisal rights.

Appraisal of Rights of Axsys Shareholders, page 7

7.   Please clarify that stockholders will receive the right to $54.00 per share if they improperly exercise their appraisal rights.

How do Axsys directors and executive officer intend to vote their shares…, page 8

8.   We note your disclosure of the shares held by Mr. Bershad, your chief executive officer. Please revise to disclose the votes required for approval of the transaction after taking into account the percentage of outstanding shares entitled to vote held by directors, executive officers and affiliates of the company who have expressed an intent to vote in favor of the transaction.

What will happen to my shares of Axsys common stock after the merger?, page 8

9.   We note your disclosure that upon completion of the merger, each issued and outstanding share, "subject to certain exceptions," will automatically be converted into the right to receive $54.00 in cash, without interest. With a view to possible disclosure, please tell us what these exceptions are.

When does Axsys expect the merger to be completed?, page 9

10.   Please disclose in the section entitled "Summary" that your stockholders will receive instructions regarding how to surrender their stock certificates in a letter of transmittal delivered by the company no later than two business days after the completion of the merger. Also, please disclose that stockholders may expect to receive payment promptly upon delivery of a completed and duly executed letter of transmittal.

Background of the Merger, page 17

11.   Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including the price. With respect to negotiations that were conducted on your behalf by your representatives, please revise to discuss in greater detail the instructions provided by your Board to such representatives. Further, to the extent practicable, please identify the persons involved in each contact or negotiation, rather than using generic terms like "management" or "representatives."

12.   We note your disclosure on page 17 that the Board and management on various occasions have received advice from outside financial advisors and have "periodically considered" a sale transaction. Please revise to disclose when the Board has considered sale transactions and whether the Board has ever previously engaged a financial advisor to assist in running a formal sale process.

13.   Please revise to discuss any alternative transactions considered by the company (including selling a portion of the company, rather than all of it) and the reasons the Board rejected such alternatives. Also, please discuss management's views regarding the effect of the current state of the economy on the company's ability to successfully complete a transaction which maximizes the benefit to stockholders.

14.   Please revise to disclose the company's initial expectations regarding price and other terms. If those expectations included the retention of senior management, please disclose.

15.   We note your disclosure on page 17 that in the days following your March 11 announcement you received three oral indications of possible valuation ranges. Please disclose each of these ranges.

16.   We note the Board discussion on May 7, 2009. Please revise your disclosure to describe in greater detail management's discussions regarding the status of the bidding process and, in particular, its discussions related to the decisions by certain bidders to withdraw from the sale process. Please disclose whether the parties indicated why they did not provide offers. Also, please address how management viewed the impact of decreased competition on the offers received.

17.   Please disclose why the Board determined to pursue a final negotiated deal with General Dynamics on May 21, 2009. Note that your revised disclosure should discuss in more detail the material terms of the competing offers received by the company and the Board's specific objections to them, including, for example, but without limitation, any concerns related to the type of consideration (stock versus cash), conditionality or the size of proposed termination fees. To the extent that the Board discussed positive and negative attributes of the General Dynamics offer(s), please also describe these discussions in greater detail.

Axsys' Reasons for the Merger, page 19

18.   We note your disclosure in the first bullet point at the bottom of page 19. Please revise to provide detailed disclosure concerning the business, financial condition, results of operations, competitive position, business strategy, strategic options and prospects, as well as the industry, economic and market conditions, both on a historical and prospective basis, which led the Board to approve the merger. Please also revise to quantify the Board's definition of the "short to medium term" and, with a view to possible disclosure, please tell us whether the Board considered the prospects for long-term shareholder value.

19.   Refer to the third-to-last bullet on page 21. Given that the 12-month high for the company's stock price was substantially higher than the present offer, please expand to more clearly discuss the risk to your stockholders that they will not be able to participate in any future market recovery.

20.   Refer to the first full paragraph on page 22. Disclose how, if at all, the interests of some of your directors and executive officers in the merger affected the Board's deliberations. Although the interests are disclosed, their effect on this transaction or your negotiations is not fully discussed.

Opinion of Jefferies & Company, Inc., page 22

21.   Please include a comprehensive table at the beginning of the financial advisors'
        section that compares the instant transaction value (per share) with the range
        suggested by each material valuation methodology employed by your financial
        advisor in reaching its fairness opinion.

22.   You may not disclaim responsibility for your disclosure. Please revise to remove
        the disclosure in the second full paragraph on page 24 indicating that the
        quantitative and qualitative methods of financial analysis are "not necessarily
        susceptible to partial analysis or summary description."

23.   We note your disclosure in the second full paragraph on page 24 that Jefferies
        "may" have given various analyses more or less weight than others. As
        applicable, please disclose whether Jefferies gave more or less weight to each
        analysis presented to the Board. Please also disclose the rationale for these
        relative weightings.

24.   We note your references on page 18 to a preliminary valuation analysis prepared
        by Jefferies and presented to the Board on May 21, 2009. Each presentation,
        discussion, or report held with or presented by an outside party that is materially
        related to the transaction, whether oral or written, is a separate report that requires
        a reasonably detailed description meeting the requirements of Item 1015(b) of
        Regulation M-A. This requirement applies to both preliminary and final reports.
        Revise to summarize in greater detail the presentation referenced on page 18,
        pursuant to Item 1015(b) of Regulation M-A. To the extent that the information
        contained in this presentation is substantially similar to the disclosure already
        provided in the summary of the advisor's final opinion dated June 3, 2009 then
        provide a statement to this effect and summarize any differences in the
        information presented. Alternatively, advise us why the preliminary presentation
        is not materially related to the transaction.

25.   In addition, please provide on a supplemental basis copies of the materials that
        Jefferies prepared in connection with its fairness opinion or otherwise provided to
        the Board in connection with this transaction, including, among other things, any
        "board books," drafts of fairness opinions provided to the Board, and summaries
        of all oral presentations made to the Board.

Historical Trading Analysis, page 25

26.   Please disclose the criteria Jefferies used to determine the five companies referred
        to as "Axsys Selected Comparable Companies." If any company satisfied the

criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

27. Please disclose the impact of the historical trading analysis, if any, on Jefferies determination that the $54.00 per share offer constituted fair consideration from a financial point of view.

Comparable Public Company Analysis, page 26

28. We note your disclosure that in the two years prior to the opinion your common stock rose 141.3% while the Axsys Selected Comparable Companies' stock declined by 16.9%. With a view to disclosure, please tell us whether Jefferies accounted for this disparity in market performance in determining the appropriate range of multiples used in its comparable public company analysis.

29. Please disclose the last twelve month EBITDA and 2009 estimated EBITDA in this section.

30. You may not disclaim responsibility for your disclosure. We note your disclosure in the final sentence on page 26 and in the last full paragraph on page 27 that mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data. Please revise to remove this language or explain how mathematical analysis, including mean and median figures, can assist investors in assessing comparable company data.

Selected Comparable Transactions Analysis, page 27

31. Please disclose the criteria Jefferies used to determine the nine transactions in its selected comparable transactions analysis. Also, explain the timeframes chosen for the selected transactions. If any transaction satisfied the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

32. Also, we note that you have disclosed that none of the selected transaction are identical to this merger. Please provide additional disclosure regarding the structure of the comparable transactions so that shareholder may further evaluate the usefulness of your financial advisor's comparison. For example, disclose the size of the comparable transactions and whether the transactions were similarly structured mergers, going-private transactions, leveraged buyouts, or something else. Were they all cash, all stock, or some combination?

Premiums Paid Analysis, page 28

33.   Please disclose the selected merger and acquisition transactions that Jefferies used
        in the premiums paid analysis. With a view to disclosure, please tell us why
        Jefferies appears to have used separate sets of transactions to conduct its selected
        comparable transactions analysis and its premiums paid analysis.

34.   We note your disclosure that Jefferies determined that the premiums paid analysis
        using the per share closing prices of your stock for the one day and four weeks
        prior to Jefferies opinion, or June 2, 2009, was "not particularly meaningful"
        because your common stock was likely trading in anticipation of a transaction
        announcement that occurred on March 11. We also note that Jefferies performed
        the premiums paid analysis using the per share closing prices for the one day and
        four weeks prior to the March 11 public announcement date. With a view to
        disclosure, please tell us whether Jefferies determined if similar public
        announcements, or unusual market activity, preceded board announcements of the
        transactions used in the premiums paid analysis.

35.   Given that certain of the premiums paid analyses were, according to your
        financial adviser, "not particularly meaningful", please disclose whether you have
        relied on these analyses or how, if at all, you discounted them.

36.   We note that Jefferies also performed a premiums paid analysis using your pre-
        announcement stock price on March 10 and adjusting this value based on the
        historical changes in trading prices for the Axsys Selected Comparable
        Companies. Please disclose the stock price changes for the Selected Comparable
        Companies during each of the relevant periods.

37.   We note your disclosure in the second full paragraph on page 29. Please state
        whether you or Jefferies determined the amount of consideration to be paid.
        Please refer to Item 1015(b)(5) of Regulation M-A.

Treatment of Stock Options, page 30

38.   It appears that the first table presented on page 31 is missing columns with the
        aggregate number of shares subject to outstanding unvested options and the cash-
        out value of those unvested options. Please advise.

39.   As appropriate, please revise the column entitled "Aggregate Cash-Out Value of
        All Options" to indicate that it reflects the cash-out value of all options with a per
        share exercise price less than $54.00.

Employment Agreement and Severance Protection Agreements, page 32

40.   With a view to possible disclosure, please tell us the principal differences between
        Mr. Bershad's June 3, 2009 amended and restated employment agreement and the
        agreement filed as Exhibit 10.13 to your Form 10-K for the year ended December
        31, 2008. Similarly, please tell us the principal differences between Messrs.
        Almeida's and Conner's June 3, 2009 amended and restated severance protection
        agreements and the agreements filed as Exhibits 10.15 and 10.16 to your Form
        10-K for the year ended December 31, 2008.

Certain United States Federal Income Tax Consequences, page 34

41.   You should unequivocally state the tax consequences, and not simply what the tax
        consequences are "in general." For example, we note your disclosure on pages 35
        that "in general" a stockholder who surrenders your shares will recognize a capital
        gain or loss equal to the difference, if any, between the amount of cash received in
        the merger and the shareholder's adjusted tax basis in the surrendered shares. We
        also note similar disclosure on page 6. If counsel is not able to opine on a
        material tax matter, please say so directly, disclose why you are not able to
        provide the disclosure, and disclose the possible outcomes and risks to investors
        of that tax consequence.

42.   You may not disclaim responsibility for your disclosure. Please revise the
        statements on page 36 that your disclosure is "for general informational purposes
        only," which we view as an inappropriate disclaimer.

Appraisal Rights of Axsys Stockholders, page 36

43.   We note your disclosure in the first full paragraph on page 40. Please revise to
        explain your statement that Delaware courts have decided that a stockholder's
        statutory appraisal remedy may or may not be a dissenter's exclusive remedy,
        depending on the factual circumstances.

Security Ownership of Certain Owners, page 63

44.   Please revise to reflect the Schedule 13D filed by General Dynamics Advanced
        Information Systems, Inc. on June 15, 2009.

45.   Please revise footnotes (1) and (2) to disclose the natural person with voting and
        dispositive over the shares listed.

Stephen W. Bershad
Axsys Technologies, Inc.
July 6, 2009
Page 9

<u>Annexes</u>

46.   Please file all exhibits, schedules, appendices and/or attachments to the annexes
        you have filed. For example, we note that you have not filed Schedule A to
        Annex A.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Special Counsel

cc: Christopher J. Hewitt, Esq. – Jones Day